Exhibit 99.1

RLX Technology Announces Unaudited Third Quarter 2022 Financial Results

BEIJING, November 16, 2022 /PRNEWSWIRE/ - RLX Technology Inc. ("RLX Technology" or the "Company") (NYSE: RLX), a leading branded e-vapor company in China, today announced its unaudited financial results for the third quarter ended September 30, 2022.

Third Quarter 2022 Financial Highlights

•	Net revenues were RMB1,044.4 million (US$146.8 million), compared with RMB1,676.7 million in the same period of 2021.
•	Gross margin was 50.0%, compared with 39.1% in the same period of 2021.
•	U.S. GAAP net income was RMB505.2 million (US$71.0 million), compared with RMB976.4 million in the same period of 2021.
•	Non-GAAP net income[1] was RMB328.6 million (US$46.2 million), compared with RMB452.7 million in the same period of 2021.

"During the third quarter of 2022, we remained dedicated to preparing for a smooth transition to the new national standards, which came into full effect on October 1, 2022. Specifically, we wound down shipments of our older products and gradually switched to the National Transaction Platform on a regional basis. We have now achieved full geographical coverage nationwide," said Ms. Ying (Kate) Wang, Co-founder, Chairperson of the Board of Directors, and CEO of RLX Technology. "In addition to our efforts to proactively adapt to the new standards, we have focused on fulfilling our social responsibilities, which we see as one of our core competitive advantages. We recently published our annual corporate social responsibility report, summarizing our endeavors with respect to market responsibility, R&D investment, environmental protection, employee career development, and corporate governance. I am proud to share that our latest S&P CSA ESG score ranked ahead of 67% of our global peers, representing a powerful commendation of our commitment to sustainability and ESG best practices."

"We delivered net revenues of approximately RMB1.0 billion in the third quarter, recording a sequential decrease mainly due to the discontinuation of older products during the transition to the new national standards, as well as the second quarter's high comparison basis mainly attributable to frontloading of sales in anticipation of the discontinuation of older products. We remain confident that our diversified portfolio will continue to satisfy adult smokers' needs and that our sales will gradually recover," said Mr. Chao Lu, Chief Financial Officer of RLX Technology. "Meanwhile, our continuous efforts to improve operational efficiency are proving effective, evidenced by a 30.9% quarter-over-quarter decrease in non-GAAP operating expenses. However, our profitability in the coming quarters will be adversely affected by the application of 36% consumption tax to e-cigarettes manufacturers since November 1, 2022. Cost control measures will remain at the forefront of our strategic initiatives as we navigate the evolving regulatory environment while maintaining our sustainable long-term growth."

Third Quarter 2022 Financial Results

Net revenues were RMB1,044.4 million (US$146.8 million) in the third quarter of 2022, compared with RMB1,676.7 million in the same period of 2021. The decrease was primarily due to the suspension of store expansions and the discontinuation of older products during the transition to the new national standards.

Gross profit was RMB522.0 million (US$73.4 million) in the third quarter of 2022, compared with RMB656.0 million in the same period of 2021.

1 Non-GAAP net income is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Gross margin was 50.0 % in the third quarter of 2022, compared with 39.1% in the same period of 2021. The increase was primarily due to (i) a favorable change in channel mix. Since we gradually terminated partnerships with distributors who did not obtain wholesale licenses during the transition period, our sales contribution from retail stores increased as we began to directly provide products to these retail stores; and (ii) a decrease in direct cost related to promotional activities.

Operating expenses were RMB56.8 million (US$8.0 million) in the third quarter of 2022, compared with positive RMB241.3 million in the same period of 2021. The increase in operating expenses was primarily due to the change in share-based compensation expenses, which were positive RMB176.6 million (US$24.8 million) in the third quarter of 2022 compared with positive RMB523.7 million in the same period of 2021, consisting of (i) share-based compensation expenses of positive RMB24.2 million (US$3.4 million) recognized in selling expenses, (ii) share-based compensation expenses of positive RMB128.2 million (US$18.0 million) recognized in general and administrative expenses, and (iii) share-based compensation expenses of positive RMB24.2 million (US$3.4 million) recognized in research and development expenses. The change in share-based compensation expenses was primarily due to the changes in the fair value of the share incentive awards that the Company granted to its employees as affected by the fluctuations of the Company's share price.

Selling expenses were RMB52.5 million (US$7.4 million) in the third quarter of 2022, compared with RMB56.5 million in the same period of 2021, primarily due to the fluctuation of share-based compensation expenses while offset by the decrease in branding materials and shipping expenses.

General and administrative expenses were positive RMB41.7 million (US$5.9 million) in the third quarter of 2022, compared with positive RMB253.2 million in the same period of 2021. The change was mainly driven by the fluctuation of share-based compensation expenses.

Research and development expenses were RMB46.0 million (US$6.5 million) in the third quarter of 2022, compared with positive RMB44.6 million in the same period of 2021. The change was mainly driven by the fluctuation of share-based compensation expenses.

Income from operations was RMB465.2 million (US$65.4 million) in the third quarter of 2022, compared with RMB897.3 million in the same period of 2021.

Income tax expense was RMB70.9 million (US$10.0 million) in the third quarter of 2022, compared with RMB121.4 million in the same period of 2021.

U.S. GAAP net income was RMB505.2 million (US$71.0 million) in the third quarter of 2022, compared with RMB976.4 million in the same period of 2021.

Non-GAAP net income was RMB328.6 million (US$46.2 million) in the third quarter of 2022, compared with RMB452.7 million in the same period of 2021.

U.S. GAAP basic and diluted net income per American depositary share ("ADS") were RMB0.381 (US$0.053) and RMB0.379 (US$0.053), respectively, in the third quarter of 2022, compared with U.S. GAAP basic and diluted net income per ADS of RMB0.724 and RMB0.717, respectively, in the same period of 2021.

Non-GAAP basic and diluted net income per ADS2 were RMB0.247 (US$0.035) and RMB0.246 (US$0.035), respectively, in the third quarter of 2022, compared with non-GAAP basic and diluted net income per ADS of RMB0.334 and RMB0.332, respectively, in the same period of 2021.

Balance Sheet and Cash Flow

As of September 30, 2022, the Company had cash and cash equivalents, restricted cash, short-term bank deposits, net, short-term investments, long-term bank deposits, net and long-term investment securities of RMB16,405.4 million (US$2,306.2 million), compared with RMB14,720.3 million as of September 30, 2021. For the third quarter ended September 30, 2022, net cash used in operating activities was RMB1,016.9 million (US$142.9 million).

Recent Regulatory Developments

On October 25, 2022, the Ministry of Finance of the People's Republic of China, General Administration of Customs of the People's Republic of China, and State Taxation Administration of the People's Republic of China jointly issued the Announcement on Imposing Consumption Tax on E-cigarettes (the "Announcement"). The Announcement, which came into effect on November 1, 2022, imposes consumption tax on manufacturers, importers and/or distributors of e-cigarettes in China.

With respect to the tax implications for e-cigarette manufacturers, such as RLX Technology, e-cigarette importers and e-cigarette distributors, the Announcement contains the following key provisions, among others:

●	E-cigarette manufacturers/importers will be subject to ad valorem tax at the rate of 36% on the production or import of e-cigarettes.
●	E-cigarette distributors will be subject to ad valorem tax at the rate of 11% on the wholesale distribution of e-cigarettes.

The regulatory development in the Announcement is expected to subject the Company to additional taxation, which may lead to an increase in taxes, costs and expenses as well as a material and adverse impact on the Company's profitability. Due to the regulatory regime development in 2022 and the corresponding impact on the Company's business operations, the Company's future operational results are subject to substantial uncertainties and may not be comparable to its historical results.

Conference Call

The Company's management will host an earnings conference call at 7:00 A.M. U.S. Eastern Time on November 16, 2022 (8:00 P.M. Beijing/Hong Kong Time on November 16, 2022).

Dial-in details for the earnings conference call are as follows:

United States (toll-free):	+1-888-317-6003
International:	+1-412-317-6061
Hong Kong, China (toll-free):	+800-963-976
Hong Kong, China:	+852-5808-1995
Mainland China:	400-120-6115
Participant Code:	9397863

2 Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure. For more information on the Company's non-GAAP financial measures, please see the section “Non-GAAP Financial Measures” and the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Participants should dial in 10 minutes before the scheduled start time and ask to be connected to the call for "RLX Technology Inc." with the Participant Code as set forth above.

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.relxtech.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the call until November 23, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	6175184

About RLX Technology Inc.

RLX Technology Inc. (NYSE: RLX) is a leading branded e-vapor company in China. The Company leverages its strong in-house technology, product development capabilities, and in-depth insights into adult smokers' needs to develop superior e-vapor products.

For more information, please visit: http://ir.relxtech.com.

Non-GAAP Financial Measures

The Company uses non-GAAP net income and non-GAAP basic and diluted net income per ADS, each a non-GAAP financial measure, in evaluating its operating results and for financial and operational decision-making purposes. Non-GAAP net income represents net income excluding share-based compensation expenses. Non-GAAP basic and diluted net income per ADS is computed using Non-GAAP net income attributable to RLX Technology Inc. and the same number of ADSs used in U.S. GAAP basic and diluted net income per ADS calculation.

The Company presents these non-GAAP financial measures because they are used by the management to evaluate its operating performance and formulate business plans. The Company believes that they help identify underlying trends in its business that could otherwise be distorted by the effect of certain expenses that are included in net income. The Company also believes that the use of the non-GAAP measures facilitates investors' assessment of its operating performance, as they could provide useful information about its operating results, enhances the overall understanding of its past performance and future prospects and allows for greater visibility with respect to key metrics used by the management in its financial and operational decision making.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. They should not be considered in isolation or construed as an alternative to net income, basic and diluted net income per ADS or any other measure of performance or as an indicator of its operating performance. Investors are encouraged to review its historical non-GAAP financial measures to the most directly comparable U.S. GAAP measures. The non-GAAP financial measures here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. The Company encourages investors and others to review its financial information in its entirety and not rely on any single financial measure.

For more information on the non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB7.1135 to US$1.00, the exchange rate on September 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to," "potential," "continue" and similar statements. Among other things, quotations from management in this announcement, as well as the Company's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's growth strategies; its future business development, results of operations and financial condition; trends and competition in China's e-vapor market; changes in its revenues and certain cost or expense items; PRC governmental policies, laws and regulations relating to the Company's industry, and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is current as of the date of this press release, and the Company does not undertake any obligation to update such information, except as required under applicable law.

For more information, please contact:

In China:

RLX Technology Inc.

Head of Investor Relations

Sam Tsang

Email: ir@relxtech.com

The Piacente Group, Inc.

Jenny Cai

Tel: +86-10-6508-0677

Email: RLX@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

Email: RLX@tpg-ir.com

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of
	December 31,	September 30,	September 30,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	5,208,967	904,777	127,192
Restricted cash	500	1,990	280
Short-term bank deposits, net	4,022,119	10,258,777	1,442,156
Receivables from online payment platforms	10,006	3,495	491
Short-term investments	3,621,637	3,335,193	468,854
Accounts and notes receivable, net	14,024	70,164	9,863
Inventories, net	589,088	55,194	7,759
Amounts due from related parties	1,936	27,456	3,860
Prepayments and other current assets, net	482,659	146,867	20,646
Total current assets	13,950,936	14,803,913	2,081,101

Non-current assets:
Property, equipment and leasehold improvement, net	143,155	94,404	13,271
Intangible assets, net	8,366	8,162	1,147
Long-term investments, net	12,000	8,000	1,125
Deferred tax assets, net	20,856	20,856	2,933
Right-of-use assets, net	176,258	87,975	12,365
Long-term bank deposits, net	2,004,593	907,974	127,641
Long-term investment securities	-	996,670	140,110
Other non-current assets, net	48,961	16,827	2,365
Total non-current assets	2,414,189	2,140,868	300,957
Total assets	16,365,125	16,944,781	2,382,058

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	1,288,845	666,250	93,660
Short-term loan	-	100,000	14,058
Contract liabilities	286,651	33,820	4,754
Salary and welfare benefits payable	170,393	162,721	22,875
Taxes payable	597,761	149,653	21,038
Accrued expenses and other current liabilities	313,396	202,171	28,421
Lease liabilities - current portion	80,582	61,025	8,579
Total current liabilities	2,737,628	1,375,640	193,385

Non-current liabilities:
Deferred tax liabilities	4,513	4,513	634
Lease liabilities - non-current portion	104,232	38,059	5,350
Total non-current liabilities	108,745	42,572	5,984
Total liabilities	2,846,373	1,418,212	199,369

Shareholders' Equity:
Total RLX Technology Inc. shareholders' equity	13,514,952	15,558,611	2,187,194
Noncontrolling interests	3,800	(32,042)	(4,505)
Total shareholders' equity	13,518,752	15,526,569	2,182,689

Total liabilities and shareholders' equity	16,365,125	16,944,781	2,382,058

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues	1,676,723	2,233,893	1,044,424	146,823	6,616,622	4,992,767	701,872
Cost of revenues	(1,020,753)	(1,256,010)	(522,451)	(73,445)	(3,710,092)	(2,835,908)	(398,667)
Gross profit	655,970	977,883	521,973	73,378	2,906,530	2,156,859	303,205

Operating expenses:
Selling expenses	(56,525)	(122,634)	(52,544)	(7,387)	(474,066)	(251,125)	(35,303)
General and administrative expenses	253,231	(290,745)	41,746	5,869	(505,639)	(182,604)	(25,670)
Research and development expenses	44,607	(117,567)	(45,978)	(6,463)	(162,116)	(187,552)	(26,366)
Total operating expenses	241,313	(530,946)	(56,776)	(7,981)	(1,141,821)	(621,281)	(87,339)

Income from operations	897,283	446,937	465,197	65,397	1,764,709	1,535,578	215,866

Other income：
Interest income, net	22,633	42,724	56,237	7,906	48,117	126,112	17,729
Investment income	27,463	40,631	38,104	5,357	66,258	110,974	15,600
Others, net	150,498	115,586	16,573	2,330	156,515	249,016	35,006
Income before income tax	1,097,877	645,878	576,111	80,990	2,035,599	2,021,680	284,201
Income tax expense	(121,442)	(204,316)	(70,871)	(9,963)	(501,889)	(387,823)	(54,519)
Net income	976,435	441,562	505,240	71,027	1,533,710	1,633,857	229,682
Less: net income/(loss) attributable to noncontrolling interests	2,520	(19,499)	1,883	265	2,520	(35,842)	(5,039)
Net income attributable to RLX Technology Inc.	973,915	461,061	503,357	70,762	1,531,190	1,669,699	234,721
Other comprehensive income:
Foreign currency translation adjustments	41,911	580,438	618,060	86,885	32,662	1,152,674	162,040
Total other comprehensive income	41,911	580,438	618,060	86,885	32,662	1,152,674	162,040
Total comprehensive income	1,018,346	1,022,000	1,123,300	157,912	1,566,372	2,786,531	391,722
Less: total comprehensive income/(loss) attributable to noncontrolling interests	2,520	(19,499)	1,883	265	2,520	(35,842)	(5,039)
Total comprehensive income attributable to RLX Technology Inc.	1,015,826	1,041,499	1,121,417	157,647	1,563,852	2,822,373	396,761

Net income per ordinary share/ADS
Basic	0.724	0.348	0.381	0.053	1.078	1.258	0.177
Diluted	0.717	0.347	0.379	0.053	1.073	1.244	0.175

Weighted average number of ordinary shares/ADSs
Basic	1,345,928,878	1,323,877,777	1,322,824,853	1,322,824,853	1,419,969,217	1,327,552,588	1,327,552,588
Diluted	1,357,908,401	1,330,060,097	1,329,164,753	1,329,164,753	1,427,055,536	1,341,861,541	1,341,861,541

RLX TECHNOLOGY INC.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share and per share data, or otherwise noted)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income	976,435	441,562	505,240	71,027	1,533,710	1,633,857	229,682
Add: share-based compensation expenses
Selling expenses	(90,768)	17,896	(24,189)	(3,400)	(21,538)	(48,232)	(6,780)
General and administrative expenses	(320,126)	151,069	(128,200)	(18,022)	256,964	(207,219)	(29,130)
Research and development expenses	(112,847)	24,213	(24,242)	(3,408)	(54,201)	(53,240)	(7,484)
Non-GAAP net income	452,694	634,740	328,609	46,197	1,714,935	1,325,166	186,288

Net income attributable to RLX Technology Inc.	973,915	461,061	503,357	70,762	1,531,190	1,669,699	234,721
Add: share-based compensation expenses	(523,741)	193,178	(176,631)	(24,830)	181,225	(308,691)	(43,394)
Non-GAAP net income attributable to RLX Technology Inc.	450,174	654,239	326,726	45,932	1,712,415	1,361,008	191,327

Non-GAAP net income per ordinary share/ADS
- Basic	0.334	0.494	0.247	0.035	1.206	1.025	0.144
- Diluted	0.332	0.492	0.246	0.035	1.200	1.014	0.143
Weighted average number of ordinary shares/ADSs
- Basic	1,345,928,878	1,323,877,777	1,322,824,853	1,322,824,853	1,419,969,217	1,327,552,588	1,327,552,588
- Diluted	1,357,908,401	1,330,060,097	1,329,164,753	1,329,164,753	1,427,055,536	1,341,861,541	1,341,861,541

RLX TECHNOLOGY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands)

	For the three months ended				For the nine months ended
	September 30,	June 30,	September 30,	September 30,	September 30,	September 30,	September 30,
	2021	2022	2022	2022	2021	2022	2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/generated from operating activities	(142,852)	1,444,388	(1,016,862)	(142,947)	1,334,154	735,695	103,422
Net cash (used in)/generated from investing activities	(38,534)	(4,145,885)	211,064	29,671	(6,473,141)	(4,885,585)	(686,805)
Net cash generated from/(used in) financing activities	389	(145,189)	(19,822)	(2,787)	10,031,637	(326,623)	(45,916)
Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	23,372	171,597	22,772	3,201	21,083	173,813	24,436
Net (decrease)/increase in cash and cash equivalents and restricted cash	(157,625)	(2,675,089)	(802,848)	(112,862)	4,913,733	(4,302,700)	(604,863)
Cash, cash equivalents and restricted cash at the beginning of the period	6,526,159	4,384,704	1,709,615	240,334	1,454,801	5,209,467	732,335
Cash, cash equivalents and restricted cash at the end of the period	6,368,534	1,709,615	906,767	127,472	6,368,534	906,767	127,472